Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

Corrected Transcript

10-Nov-2026

C.H. Robinson Worldwide, Inc. (CHRW)

Baird Global Industrial Conference

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

CORPORATE PARTICIPANTS

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Damon J. Lee

Chief Financial Officer, C.H. Robinson Worldwide, Inc.

OTHER PARTICIPANTS

Daniel C. Moore

Analyst, Robert W. Baird & Co., Inc. (Broker)

MANAGEMENT DISCUSSION SECTION

Daniel C. Moore

Analyst, Robert W. Baird & Co., Inc. (Broker)

Dan Moore, I’m the Senior Transportation analyst here at Baird. I’d like to welcome everyone to the panel discussion with C.H. Robinson. I have the pleasure of introducing David Bozeman and Damon Lee. Chuck’s in the audience as well. I’ve got a lot of history with this company. I – my first introduction was in 1996, and so I’ve lived a few lives, but had a lot of, had the pleasure of watching a lot of development at C.H. over the years and this past year, it has been a busy one, guys.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

A little bit.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

QUESTION AND ANSWER SECTION

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Right. It has been a busy one. And so, with that in mind, maybe to just unpack some of the last year and there’s plenty, it’s a target-rich environment. There’s plenty of stuff to talk about. But, we started the year, a weak freight market. Some evidence that the spot market was improving. I think, as the year progressed, we saw a Supreme Court decision that I think radically shaped the market in a lot of different ways. Can you maybe just talk for a minute about how this year has progressed? What this really, how you view this cycle relative to whatever a normal cycle is? If it’s even fair to say that.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Well, happy to be here, Dan. Thanks and you do have a history with Robinson. And good to see everyone here. A lot of a lot of familiar faces in the audience. You’re right, it has been a year and it continues to be. But for us, it’s been positive and it’s an opportunity as well. You talked about spot cost. Let’s just go there first. And you’re right, we’ve seen a steady increase in spot, 38% increase in spot costs throughout the year. And that’s for a number of different reasons with capacity coming out and we actually expect spot to be plus 30% year-over-year in fourth quarter as well. And even going into next year, probably a plus 10% in spot cost. So this kind continued increase in spot costs. Where I get really excited about team Robinson is even with those spot costs, when we always talk, I always tell you, you have kind of Robinson today, Robinson yesterday. The team in really driving AGP at an increase of 38% spot costs and keeping AGP kind of flat, that just would have never happened in kind of Robinson before. So the team is really, really executing on our strong strategy to do that.

You also talked about Montgomery. A number of things happened obviously with that case in which we obviously tried to bring some clarity within the industry. That didn’t break the way we wanted it, nor the way the industry wanted it. But at the end of the day, Dan, as you know, that was just one defensive, that claim preemption. Most of the states didn’t have that anyway coming out of the Montgomery case, that Federal preemption. And so, we’ve had to defend ourselves before that, and we do it very well. We defended ourselves very well in our docket, and we’ll continue to do that. Super happy about our vetting process, especially the last 3.5, 4 years. That continues to be very strong, a lot of confidence in how we’re bringing carriers on and how we’re kind of driving this market. We have a number of companies that have latched on to see what we’re doing when it comes to fraud and a number of other things. So just a lot of positive things going on with Robinson. And I’m sure we’ll talk about some of the other things that we’ve recently announced later on in this conversation, because it opens up extreme opportunity for shareholders, our employees and others. So feel really good about it.

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

I’ll just add one thing, I think Dave covered it well is, been a lot of moving parts this year. The one thing that has not changed is our strategy. So we’ve continued to outgrow our end markets, in our NAST business. We’ve continued to drive demonstrable productivity, we’ve continued to expand operating margins. We’ve now reached and stabilized mid-cycle margins. All of that in a year with a lot of moving pieces, right. And as Dave mentioned, I think the market gets a little numb to the spot rate increases now. But just to remind the audience, right, a traditional broker historically, this type of spot rate environment would have been disastrous, right. And for us, we’ve actually grown earnings over 20% each one of the quarters that we’ve had over 30% spot rate increases

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

with an average cycle time, a reprice in our contractual book by close to three weeks, right. So we are a different company, we are a different broker. We’re a completely different company than we were historically. And regardless of what the market yields, we’re going to continue to outperform, 14 consecutive quarters of market outgrowth for NAST, 12 consecutive quarters of exceeding consensus expectations. So again, a year with a lot of moving pieces, but we continue to outperform.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

We may have to extend this 20 minutes to get through the questions I have, but one area I wanted to start out of the gate is automation. I think, whether you’re an investor, whether you’re an analyst, I think one [ph] pressing (00:06:02) question that everyone would like context around is where are you in your evolution around automation? And it’s not a light switch, right? It’s a journey. You guys have picked a lot of low hanging fruit over the last 2-plus years. There’s still opportunity to be had. And I don’t think that’s lost on anyone, but I’d much rather have you frame it.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

And add context around that so that people can walk away with some expectation and understanding of where you are.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

No, I’m glad you said that because we do need to frame it. I actually think on this question, there’s a number of people when you think about what we’ve done in our story that really don’t understand or get it right. I was looking at Chuck because [ph] they’re talking about (00:6:53) low hanging fruit and the entire team in Robinson know that’s a hot button with me.

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

That’s a trigger word for Dave.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

It’s a trigger word for me because, it’s not been just low hanging fruit. This has been a succinct, purposeful and very intentional strategy within our company to execute a system that we call that is symbiotic. And there’s three major points. This is our operating model that we have introduced, that I think not only has transformed Robinson, but is really is impacting the industry, if you look at it. And, it is going to continue to transform...

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Without a doubt.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

...this industry.

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

And we can, I’m happy to have that debate with anyone. But that is the conduit of having that operating model. That operating model has now unlocked our technology in a way that when someone asks, Damon and I about head count, we always answer the same way. Like, we don’t know, we don’t have a KPI on head count because that’s backwards thinking. We are an input-based company now. And so, we engineer our workflows that we are going to automate. And when we do that, head count is but an output of resource that you need, once you engineer the workflow. So where are we on that? We’re like super early. And so, we put up 65% productivity since the end of 2022. That’s true. But we sit up here and we’ll tell you it is still early days because there are hundreds of processes that still have to be, if you want to put it in air quotes automated, but it’s more than just automated. It’s really engineered. We do value stream maps, we go and we look and we say, hey from the order to cash process in Robinson, and again, I think this affects the industry as well, I know where we’re going on this diamond point moment. That order to cash process, we optimize that entire flow, not a portion of it. You have to optimize that entire flow. And that has really helped us. That makes it a symbionic relationship with our people who are really good, that really drive this, our technology that is now unlocked and has a lot more to go after that, especially with agentic and a number of other things that we’re doing.

And then, the operating model that drives pace and responsibility, visibility and accountability. All of that tells you that, this is why Damon can sit up here and we can say, we’re not going to stop and we don’t ever stop with macros because it doesn’t matter what the macros are doing, what the environment’s doing, we’re going to win on higher highs, higher lows. Now, when that actually shifts and everyone in here knows this, this is housing, retail and industrial. When that starts to go up and to the right, it is more of a demonstrable gap that we will put up because of the system we have put in.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

It’s bringing it to scale, right?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

It’s bringing it to scale. And that’s going to be a scale that I think far surpasses the competition even more when you have an upmarket which makes the acquisition of RXO even more exciting. That’s how you have to put all of these pieces together, not just low hanging fruit. Low hanging fruit is in the first 60 days, the way I operate. This has been three and a half years.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Right. No, great, great context and appreciate that. I’m going to pivot and talk a little bit about, if we could, the operating environment, because I think the operating environment has changed. Shippers, are thinking more critically about counterparty risk today. I think, you’re in a unique position to take advantage of that. I’ll define it in my own terms. And you’re welcome to...

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

...correct where you see appropriate. If you’re a large shipper today, whether it’s Amazon or Target or Costco or Kohl’s or Walmart, whoever it might be, the need to assess counterparty is maybe more critical than at any point in the past. And I had a conversation with a really, a very, very large retailer that everyone would know. Their director of transportation, he said, Dan, I’ve had more conversations with legal in the last six months than I have the last 10 years. And so, I think there’s a topdown narrative for retailers, particularly those that have internal brokerage arms. There’s an argument to be made that those arms should no longer be held internally, that you shouldn’t have an internal brokerage arm, that that needs to get outside the corporate veil. Some people would agree with that. Some people wouldn’t. I think, it depends on how you want to operate your business. But I think there are clear advantages to taking it outside the veil. And you’re in a position to pick that business up.

Small to midsize brokers historically, I would argue, offered a really low rate in many cases, but didn’t offer insurance. They may have allowed retailers and wholesalers and industrial companies to do things they might not have been able to otherwise do. And I think, we’re in a market environment where there’s consolidation now, the bottom up, because they don’t have the fortress balance sheets, they don’t have the insurance towers, they can’t apply capital to really improving process. And moreover, they can’t apply automation like you can across your business. So to me, there’s a very clear top down and bottom up consolidation theme. I’d like you to unpack that however you’d like to.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

There’s a lot there and a lot of vectors that you put in there, and that’s good. But, let’s try to do it in somewhat of a brief way. I’ll start and Damon can jump in. So a couple things that are like facts because there’s a lot of things being thrown around that is just not factual. And, our data set, it’s not just a data set that allows us to execute and win transactionally. It allows us to have intelligence and see a number of things that are going on. And so, in that data set, I mean, it’s a fact that because of the current environment, shippers are making a different choice and some of that choice is, yesterday I may have had a distribution strategy of 15 different brokers and things like that. I’m, the fact is they’re shifting away from that and saying, I don’t need to do that. I’ve got to like, bring this down into brokers that are going to be able to act as that cartilage between myself, right, and my loads going out there. Not just from a legal perspective, but also from an insurance perspective of getting loads there.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Right.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

The fact that you have scale in order to do that and one that I’m really proud of in Robinson that goes really under the radar is problem solving, right. Like we do freight forwarding. We do brokerage as a price of admission, but we really solve high scale problems logistically and globally for shippers at scale. And that’s not what a lot of small and medium brokers are in this business to do. That’s what we do. And so, we are seeing and we are getting the calls from shippers who say, hey, I’m doing some consolidation. In one case, we had one going from 12 down to 2. We’re 1 of the 2, and we see that. But I’d also tell you that we’re also the one leading the conversation in DC to put this kind of genie in a bottle that says, this industry doesn’t want immunity, we want accountability, and you have to have a standard and you have to have a legislative solution to really apply some reasonable accountabilities within this industry. We’re leading that fight for all – for the industry in driving that, and we’ll continue to do that. So that’s just a fact in driving that. So that’s super important.

The last point I’ll tell you is another fact, modern commerce does not work without a broker’s model. I mean, that’s just, everyone just needs to understand that. It was – this was developed to move commerce. You have to have that. That’s why you have, you’ve gone from 6% to 30% penetration, 6% in 2005 and now 30%. And that’s going to continue to go up and to the right. And this is why you see assets have brokerage arms. Now, to your point, that’s being assessed, but you still have to have this model for us to have modern logistics and move commerce. And we will be the company that does that and we’ll continue to do that. But we’ll also try to drive that fight in DC to bring some, some reasonable standards and legislative solutions to what’s going on. That’s some unpack of a number of different things you have.

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

I’ll just add one thing, which is we’ve been very consistent since the Montgomery ruling, which is we said, look, we wanted to win. We felt like that was the right thing to do for the industry. The right thing to do for Robinson, would bring stability and a standard. We always knew if we lost, there was probably positive economics to follow. That’s exactly what we’re seeing today, right. We knew the economics of being a small and medium-sized broker post-Montgomery, we’re going to be less than advantageous, in most cases prohibitive. And certainly, there was going to be a flight to quality as well, just due to the liability related to post-Montgomery, right. And we’re seeing that every day as far as shippers choosing larger brokers versus small and medium-sized brokers.

The comment that was made earlier around, the procurement arms of shippers now, I was talking more to legal, than they probably have ever in their career, I would argue that risk management within most of these enterprise shippers are making the procurement choices now, right. They’re the ones saying, these are the brokers we can do business with versus what you did yesterday or two years ago, right. And so, as you can imagine, that flight to quality is going to benefit brokers like C.H. Robinson. It’s going to benefit brokers like ours so, right. And between the two of us, we have the best insurance stacks in the brokerage industry, right, bar-none, right. And so as we said before, wanted to win Montgomery. We always knew there’d be positive economics and a consolidation of this industry if we didn’t. Certainly, Lipe accelerated that and we’re seeing the windfalls of a flight to quality within brokerage.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

I’m glad you brought this up because it’s an important question. And thank you for all that context. Wayfair and Amazon both filed an amicus brief on your behalf when you were in the midst of the Montgomery case. It strikes me that there’s alignment of interest on the part of – of some very, very large players in the market.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yes.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

It would behoove the industry to try and get legislation sponsored that would clearly define negligent hiring so that all states could move up and under that definition. It would also behoove the industry to encourage legislation that it – that created a standard for scoring carriers in terms of safety. What’s the likelihood that we see legislation at some point in the next year with this new Congress that’s bipartisan, that simply defines what negligent hiring is in a way that’s clear and allows everyone to operate under the same premise?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Well listen, it’s – a lot of people here have gone to DC. I mean, it’s our legislative system that we have, not the fastest. But I will tell you, I feel pretty positive about it on, I’ve personally have met with both sides, both Dems, both Republicans. And in solving this, this has to be bipartisan in doing that. I will also tell you that we don’t get absolute no’s because it’s the way you shape the issue. This issue is a combined both side issue. This is a main street issue. And the way we’re putting that to them is you have 1.2 million truck drivers. So we have, call it 500,000 small carriers that have 1 to 5 trucks driving around on the highways. And that represents about 1.2 million different truck drivers that are in there. This is an employment issue. Those carriers are being impacted. They’re being impacted by Montgomery, not to mention the number of small, medium brokers that are not going to go out, that are already starting to go out. We know this, we see that. So this is an employment issue, number one. Two, this is an affordability issue. Ultimately, increased insurance rates, a number of different things with less than on-time in full and a lot of things that go on the shelf, that all gets passed down to cost and shelves of products on the shelves that’s going to hit Main Street. This is an affordability issue. And so we lay that down.

But then three, you cannot have business going around and adjudicating this in 50 states with multiple jurisdictions and just think that that is scalable and sustainable for most people. It is not. You have Robinson up here who we obviously have the scale and we’ll continue to do that. But for most in the industry, that is really, really tough.

And then, the last one, why you see an Amazon and a Wayfair is when you start looking at plaintiffs’ attorneys or trial attorneys and looking at this and you know this Dan, it is who’s next up on the ring? And you could potentially have shippers now that have liability that comes their way. And that is – that’s something that, again, do we want to see all of this happening in courtrooms constantly around the country? And I think, that’s what’s made this very interesting on both sides of the aisle. We’re going to keep driving that fight. I feel pretty positive about it because ultimately, this is just one thing that kind of brings sensible accountability within the industry.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Right. Right. Maybe to shift to RXO. So, I think on paper, the RXO at least, RXO deal to us is very, the benefits of it are very clear. The opportunity to cost out and really, leverage that platform across your own, it’s very clear. I think some investors, rightly or wrongly, have questioned in a world where there should be tremendous organic growth opportunity, the way I’ve defined it at least, from the top down and the bottom up. Could you accomplish a lot of the same things organically without having to take on leverage or when you saw that, and maybe to pivot – when you were pursuing the deal, when you had – when you were considering the deal and the opportunities that

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

it offered, clearly, you made the decision that those opportunities, those benefits far exceeded anything you could do organically. I think, that’s something investors want to better understand? And the thing we’ve said is, just look at the SG&A for RXO, it’s a pretty big bucket. There’s a lot of opportunity there for you. And so, in your own words, how would you maybe add context around those issues?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

I’m going to have Damon dive into that on bringing the context to it. I just want to start by saying, Dan, we can – we will sit here 12 months, 24 months from now, and you’ll be asking me a different question on just the unlocked impact of this deal in a very different, different question, which will be a very positive thing. I can tell you that today. That’s how strong I feel about this deal and what’s going to happen, because it’s right in front of our face, and I think...

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

That’s great.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

...that makes Robinson almost the ideal investment, not to pitch anyone here, but I’m just telling you. But go ahead.

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah, look, I think it’s very simple. We’re going to do both, right. So at no point in time have we said that we’re going to redivert investment from organic to inorganic. No. The same investment we’ve been making in the organic to drive the demonstrable outgrowth and margin expansion and productivity that we’ve been driving. That’s going to continue, right. There is no pause. There is no change to our strategy organically. We’re going to continue to do what we’ve been doing for the last 2.5, 3 years.

RXO gives us an opportunity to supercharge that strategy, right. I mean, we lay out this example all the time. Forget M&A for a second. If I was to say, I can add almost $7 billion of profitable revenue to the Robinson books. I can do it in two years. I have to lever up a little bit, but I’m going to completely de-lever that in two years. And by the way, I’m going to generate $300 million in net synergies along the way. I think it’s a good project. I think most, [indiscernible] (00:25:20) go and say, yeah, it’s a really good project, right. I think the fact that it’s done through acquisition is what gives everybody pause, right.

And so, we feel really good about it. Why do we feel really good about it? What we’ve been through the last 3 years with C.H. Robinson has been one big integration, right. We have reintegrated C.H. Robinson, right. The same processes, same mindset, same strategy, same tools, same operating model, same technology that we’ve transformed C.H. Robinson with applies to RXO with an extremely high R-squared, right. In fact, I don’t know that you could find a better R-squared. We know exactly how they execute their business model, right. We know exactly how they go to market, right. They’re a broker. We’re a broker. They look a lot like Robinson did 5 to 10 years ago, right. So we know the playbook. We know what generates success. We know what generates productivity. We feel very comfortable with their book of business, our book of business and having de minimis overlap between the two. We’ve done a lot of diligence there. To me, this is a once in kind of a generational opportunity to put two of the best franchises together and generate demonstrable returns from doing that. And as Dave said, now’s the time to take the benefit of that, right.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

[ph] That’s right. (00:26:37)

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

If you wait 18 to 24 months, it’s going to be too late, right. And so, Dave and I have had these conversations before. We remember having conversations with investors in 2024 and early 2025, saying this is what we’re going to do and this is the path we’re going to go on. And we had those same conversations a year later with investors saying, man, I wish I had listened to you guys 12 months ago. Well, now’s the time to listen to us now, right. We know what the playbook is. We know how to execute that playbook. Sure, it’s going to be a lot of hard work, but we know how to drive the synergy benefits of the RXO integration, because again, look at what we’ve done with C.H. Robinson, right, 65% productivity since the end of 2022, right, with the combination of our technology, and our operating model. So we’re very confident in what we’ve laid out to The Street on the benefits of this deal and very confident in how we’re going to execute that at a very high level.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

And I would just add on here, Dan, and RXO, both companies are really good at customers. I know Drew, I know that team, driving customers, driving customer’s retention, attraction. That’s what we both do. And so, I couldn’t feel better about an acquisition as Damon just laid out when you just look at the math and for everyone listening to this and watching, we also feel super good about when it comes to the type of customers that we have. We said that it’s been limited on the overlap, we stand on that, there is no worry for us about the customer overlap and we feel really high when it comes to the execution. And I think, we have some of the receipts to prove that, we will run that play again.

Daniel C. Moore Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Well, let’s close with one last thing. Milestones, as we think about 2027, if you were to set some milestones for yourself that investors could hold you accountable to and you do it all the time, to be clear. But what two milestones, be it in the core business, be it with RXO, what would you qualify as being important milestones to measure success?

Damon J. Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah, I’ll give you three real quick here. So one is, we’re going to continue to outgrow our end markets, right. Our NAST business is going to continue to do what it’s been doing. Global Forwarding business is going to continue to drive profitable growth there as well. Second is, we’re going to continue to drive productivity and expand our operating margins, right. Nothing changes there. So the same strategy we’ve had the last three years applies to 2027. And then certainly, put up a meaningful synergy number in 2027 for the RXO acquisition, right. I mean, this, this isn’t a deal where all the benefit’s going to come in the last month of the two years we committed to, right. There’ll be meaningful savings in 2027 and we can’t wait to share those with you guys.

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C.H. Robinson Worldwide, Inc. (CHRW) Baird Global Industrial Conference	Corrected Transcript 10-Nov-2026

Daniel C. Moore
Analyst, Robert W. Baird & Co., Inc. (Broker)

Well, I want to thank you both for being here. Really enjoyed the time together here on stage. Welcome, everybody to ask questions in your breakouts and one on ones, I hope you have good meetings. Thank you for being here.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Yeah, thanks, Dan.

Damon J. Lee

Chief Financial Officer, C.H. Robinson Worldwide, Inc.

Thank you.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Great.

Disclaimer

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the merger agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii) Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.